SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                              FORM  11-K

               For  the  fiscal  year  ended  December  31,  2003


   _X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
                                      1934

  ___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                 of 1394 For the transition period from      to


                     Commission  file  number  1-8291

                        GREEN MOUNTAIN POWER CORPORATION
                 Employee Savings and Investment Plan and Trust
                            (Full title of the Plan)


                        Green Mountain Power Corporation
                                 163 Acorn Lane
                              Colchester, VT 05446
                                 (802) 864-5731

  (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

























                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust

                       FINANCIAL STATEMENTS AND SCHEDULES

                           December 31, 2003 and 2002

                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
                                TABLE OF CONTENTS
                           December 31, 2003 and 2002

                    Page
                    ----

REPORT  OF  INDEPENDENT  PUBLIC  ACCOUNTING  FIRM
         1


FINANCIAL  STATEMENTS

     Statements  of  Net  Assets  Available  for  Plan  Benefits          2

     Statements  of Changes in Net Assets Available for Plan Benefits          3

     Notes  to  Financial  Statements          4-9


SUPPLEMENTAL  SCHEDULES

     Assets  Held  at  Year  End          10-11

                          REPORT  OF  INDEPENDENT  PUBLIC  ACCOUNTING  FIRM

                          ----------------------------

To the Retirement Board and Participants in the Green Mountain Power Corporation
     Employee  Savings  and  Investment  Plan  and  Trust

We have audited the accompanying statements of net assets for benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Boston,  Massachusetts
June  25,  2004

GREEN  MOUNTAIN  POWER  CORPORATION
Employee  Savings  and  Investment  Plan  and  Trust

Statements  of  Net  Assets  Available  for  Plan  Benefits

December  31,  2003  and  2002


                                                    2003         2002
                                                 -----------  -----------
Assets:
Investments at fair value:
Green Mountain Power Corporation, common stock,  $ 3,591,482  $ 3,862,796

Registered investment companies . . . . . . . .   20,013,814   16,004,081
                                                 -----------  -----------

                                                  23,605,296   19,866,877


Participants' loans . . . . . . . . . . . . . .      439,357      560,683
                                                 -----------  -----------


Total investments . . . . . . . . . . . . . . .   24,044,653   20,427,560
                                                 -----------  -----------



Net assets available for Plan benefits. . . . .  $24,044,653  $20,427,560
                                                 ===========  ===========


See  accompanying  notes  to  financial  statements.


GREEN  MOUNTAIN  POWER  CORPORATION
Employee  Savings  and  Investment  Plan  and  Trust

Statements  of  Changes  in  Net  Assets  Available  for  Plan  Benefits

For  the  Years  ended  December  31,  2003  and  2002


                                                 2003          2002
                                              -----------  ------------
Investment income (loss):
Interest . . . . . . . . . . . . . . . . . .  $   117,273  $    46,512
Dividends. . . . . . . . . . . . . . . . . .      142,613      330,343
Net appreciation (depreciation) in
   fair value of investments . . . . . . . .    3,809,986   (1,828,958)
                                              -----------  ------------
                                                4,069,872   (1,452,103)
                                              -----------  ------------

Contributions:
Employer . . . . . . . . . . . . . . . . . .      406,726      365,456
Participant. . . . . . . . . . . . . . . . .    1,104,372    1,034,104
                                              -----------  ------------

                                                1,511,098    1,399,560
                                              -----------  ------------


Administrative expenses. . . . . . . . . . .       23,798       15,567

Participants' withdrawals and distributions.    1,940,079    1,280,985
                                              -----------  ------------


Total deductions . . . . . . . . . . . . . .    1,963,877    1,296,552
                                              -----------  ------------


Net increase (decrease). . . . . . . . . . .    3,617,093   (1,349,095)


Net assets available for Plan benefits:
Beginning of year. . . . . . . . . . . . . .   20,427,560   21,776,655
                                              -----------  ------------


End of year. . . . . . . . . . . . . . . . .  $24,044,653  $20,427,560
                                              ===========  ============




See  accompanying  notes  to  financial  statements.


                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

NOTE  1     PLAN  DESCRIPTION

     The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     -------
     The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company).

     The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     -------------
     Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes a matching contribution of 100% of the first 4% of contributions made by the participants.

     Participant  Accounts
     ---------------------
     Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and charged with participant's withdrawals, distributions and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, net of applicable Federal tax.

     Vesting
     -------
     Participants are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.

     Trustee
     -------
     The Company changed Trustees on December 2, 2002, changing from American Century to Cigna. Prudential Financial Inc. acquired the retirement business of CIGNA, including the Plan, on April 1, 2004.

     Investment  Options
     -------------------
     Upon enrollment, participants may direct their contributions to any of the following investment options in 1% increments.

          GMP  Stock  Fund  -  This  fund  is  invested  in Green Mountain Power
          ----------------
Corporation  common  stock.

          Guaranteed  Income  Fund  -  This  fixed  income fund offers safety of
          ------------------------
principal and an attractive rate of return. The principal and interest are currently guaranteed by Connecticut General Life Insurance Company.

          Core  Bond  Fund  -  This  fund invests in high quality domestic fixed
          ----------------
income securities, including mortgage and asset backed securities as well as Government issues.

                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

NOTE  1     PLAN  DESCRIPTION  (continued)

          Cigna  Lifetime  Funds - This family of funds offers five multi-asset,
          ----------------------
multi-managed investment portfolios. Each fund offers a different risk/return characteristic and is based on the life-cycle theory of investing in that different bond/stock mixes are appropriate for individuals at different times of their lives based on age.

          American Century Ultra Account - This mutual fund invests in primarily
          ------------------------------
equity securities of large companies that offer the potential of better-than-average capital appreciation.

          Large  Cap  Value Fund - This fund is managed by Wellington Management
          ----------------------
Company,  LLP  following  their  Research  Value  style.

          S&P  500  Index  Fund  -  This fund is managed by Times Square Capital
          ---------------------
Management,  Inc.  and  reflects  the  composition  of  the  S&P  500  Index.

          American  Century Equity Index Fund- This mutual fund seeks to provide
          -----------------------------------
current  income  with  capital  appreciation  as  a  secondary  objective.

          Mid  Cap  Growth/Artisan  Partners  -  This fund is managed by Artisan
          -------------------------------------
Partners Limited Partnership and invests primarily in the common stocks of medium-sized companies.

          AIM  Small Cap Growth Fund - This fund seeks long-term capital growth.
          --------------------------

          Strong  Advisor  Small  Cap  Value  Fund - This fund invests wholly in
          ----------------------------------------
Class  Z  shares  of  the  Strong  Advisor  Small  Cap  Value  Fund.

          T.  Rowe  Price  Small-Cap  Stock Fund- This account invests wholly in
          --------------------------------------
Advisor shares of the T. Rowe Price Small-Cap Stock Fund. The objective of this fund is to seek capital growth by investing in undervalued stock of small capitalization companies.

          International  Growth/Artisan  Partners  -  This  fund  is  managed by
          ---------------------------------------
Artisan Partners Limited Partnership and invests in a diversified portfolio of international, growth-oriented companies.

          Templeton  Foreign  Account  -  This  account  invests  wholly  in the
          ---------------------------
Templeton Foreign Fund. This mutual fund seeks long-term capital growth by investing primarily in the equity securities of companies located outside the U.S., including emerging markets.

          American  Century  Strategic  Allocation Funds:  Moderate/Aggressive -
          --------------------------------------------------------------------
Asset  allocation  funds  that  invest  in  stocks,  bonds  and  money  market securities. This diversification of these investments depends on the objective; whether it is moderate or aggressive.

     Participants'  Loans
     --------------------
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer between the investment fund and the participant loan fund.  Loan terms range from 1 -

                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
                          NOTES TO FINANCIAL STATEMENTS
                         December  31,  2003

NOTE  1     PLAN  DESCRIPTION  (continued)
      5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions.

     Payment  of  Benefits
     ---------------------
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTE  2     SUMMARY  OF  ACCOUNTING  POLICIES

     Basis  of  Accounting
     ---------------------
     The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

     Use  of  Estimates
     ------------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment  Valuation  and  Income  Recognition
     -----------------------------------------------
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are stated at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

     Payment  of  Benefits
     ---------------------
     Benefit  payments  are  recorded  when  paid.

                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
                          NOTES TO FINANCIAL STATEMENTS
                         December  31,  2003

     Administrative  Expenses
     ------------------------
     Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

NOTE  3     RELATED  PARTY  TRANSACTIONS

     The Plan's investments were held in trust by UMB Bank, N.A. and managed by Cigna for the year ended December 31, 2003. During 2004, UMB Bank sold its employee benefit accounts, including the Plan, to Marshall & Illsley Trust Company. Prudential Financial, Inc. acquired the retirement business of CIGNA, on April 1, 2004. The Plan's administrative expenses represent fees paid for these services and qualify as party-in-interest transactions. Automatic Data Processing, Inc. provides payroll processing for the Company and qualifies as a party-in-interest, however the Company pays for the cost of the services directly.

     At December 31, 2003 and 2002, the Plan held 152,181 and 182,163 shares, respectively, of common stock of Green Mountain Power Corporation, the sponsoring employer, with a cost basis of $3,125,119 and $3,740,816, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $93,069.

NOTE  4     PLAN  TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to provisions of ERISA.

NOTE  5     INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2003 and 2002 are as follows:


                                          2003        2002
                                       ----------  ----------
Mid Growth Artisan. . . . . . . . . .  $1,479,648  $        -
GMP Stock Fund. . . . . . . . . . . .   3,591,482   3,862,796
Large Cap Value/Wellington Management   2,980,731   2,222,715
International Growth/Putnam . . . . .   2,753,453   2,333,606
American Century Moderate Investor. .   2,363,685   2,030,017
Amercian Century Aggressive Investor.   2,425,499   1,944,011
Guaranteed Income Fund. . . . . . . .   2,887,378   3,076,177
S&P 500 Index Fund. . . . . . . . . .   2,966,593   2,334,728




NOTE  6     TAX  STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated October 8, 2002, that the Plan is qualified under the Internal Revenue code (IRC) section 401(a) and the trust is tax-exempt under IRC 501(a). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and operated within the terms of the Plan and should remain qualified under the applicable provisions of the IRC.



                     GREEN MOUNTAIN POWER CORPORATION               SCHEDULE 1
     Employee  Savings  and  Investment  Plan  and  Trust
     Schedule  H,  Line  4i  -  Assets  Held  at  Year  End
      December  31,  2003
                                                              (C) NUMBER
                                                              OF SHARES,
                                                                 UNITS     (E) CURRENT
                  (B) IDENTITY OF ISSUE                          OR LOANS        VALUE
                                             ----------------------  ----------  -----

  *Green Mountain Power Corporation, common stock.                 152,181  $3,591,482
    American Century:
  *Cigna Lifetime 60 . . . . . . . . . . . . . . .                  51,186     692,191
   Guaranteed Income . . . . . . . . . . . . . . .                 111,826   2,887,378
  *American Century Ultra (ADV). . . . . . . . . .                   5,024     154,836
   LG CAP Value/Wellington Management. . . . . . .                 288,446   2,980,731
   S&P 500 Index . . . . . . . . . . . . . . . . .                  46,779   2,966,593
  *American Century Equity Income. . . . . . . . .                  12,778     107,132
   MD Cap Growth/Artisan Partners. . . . . . . . .                 164,750   1,479,648
   AIM Small Cap Growth CL A . . . . . . . . . . .                   3,282      84,370
   T. Rowe Price Small Cap-Adv. Sh.. . . . . . . .                  11,508     331,224
   International Growth/Artisan Partners . . . . .                 305,202   2,753,453
  *AM Century Aggressive Investor. . . . . . . . .                 347,991   2,425,499
  *AM Century Moderate Investor. . . . . . . . . .                 372,234   2,363,685
   Core Bond . . . . . . . . . . . . . . . . . . .                  26,584     362,801
   Strong Adv. Small Cap Value CL Z. . . . . . . .                   9,387     265,447
   Templeton Foreign Account . . . . . . . . . . .                   7,321     118,432
   Cigna Direct. . . . . . . . . . . . . . . . . .                  40,394      40,394
  *Participants' loans, interest rates ranging . .                             439,357
     from 5% to 9.5%
  Total investments. . . . . . . . . . . . . . . .                         $24,044,653
                                                                     ===================


     *  Parties-in-interest

     See  accompanying  notes  to  financial  statements.


                     GREEN MOUNTAIN POWER CORPORATION               SCHEDULE 1
     Employee  Savings  and  Investment  Plan  and  Trust
     Schedule  H,  Line  4i  -  Assets  Held  at  Year  End
      December  31,  2002
                                                                (C) NUMBER
                                                                OF SHARES,
                                                                 UNITS     (E) CURRENT
              (B) IDENTITY OF ISSUE                               OR LOANS       VALUE
             ----------------------                              ----------      -----

  *Green Mountain Power Corporation, common stock.                 182,163  $3,862,796
    American Century:
  *Cigna Lifetime 60 . . . . . . . . . . . . . . .                  46,949     561,973
   Guaranteed Income . . . . . . . . . . . . . . .                 122,711   3,076,177
  *American Century Ultra (ADV). . . . . . . . . .                   1,172      28,756
   LG CAP Value/Wellington Management. . . . . . .                 275,842   2,222,715
   S&P 500 Index . . . . . . . . . . . . . . . . .                  47,212   2,334,728
  *American Century Equity Income. . . . . . . . .                   4,001      27,003
   MD Cap Growth/Artisan Partners. . . . . . . . .                 144,113     982,483
   AIM Small Cap Growth CL A . . . . . . . . . . .                       2          36
   T. Rowe Price Small Cap-Adv. Sh.. . . . . . . .                  11,850     258,278
   International Growth/Putnam . . . . . . . . . .                 329,623   2,333,606
  *AM Century Aggressive Investor. . . . . . . . .                 353,457   1,944,011
  *AM Century Moderate Investor. . . . . . . . . .                 386,670   2,030,017
   Core Bond . . . . . . . . . . . . . . . . . . .                     341       4,469
   Strong Adv. Small Cap Value CL Z. . . . . . . .                     110       2,091
   Templeton Foreign Account . . . . . . . . . . .                       1          18
   Cash-transfer funds . . . . . . . . . . . . . .                             197,720
  *Participants' loans, interest rates ranging . .                             560,683
     from 5% to 9.5%
  Total investments. . . . . . . . . . . . . . . .                        $ 20,427,560
                                                                 ======================


     *  Parties-in-interest

     See  accompanying  notes  to  financial  statements.

                                                                             SCHEDULE 3
     GREEN  MOUNTAIN  POWER  CORPORATION
     Employee  Savings  and  Investment  Plan  and  Trust

     Schedule  G,  Part  III  -  Nonexempt  Transactions

     Year  ended  December  31,  2003

                           RELATIONSHIP OF                         EXPENSES               NET GAIN
                      PLAN EMPLOYER                         INCURRED     COST     CURRENT     OR (LOSS)
       IDENTITY OF     OR OTHER     DESCRIPTION OF     PURCHASE     SELLING     LEASE     WITH     OF     VALUE OF
                                                      ON EACH

  PARTY INVOLVED      PARTY-IN-INTEREST  TRANSACTION  PRICE  PRICE  RENTAL  TRANSACTION  ASSET  ASSET  TRANSACTION
--------------------  -----------------  -----------  -----  -----  ------  -----------  -----  -----  -----------
      None to report


     See  accompanying  notes  to  financial  statements.



                                                                             SCHEDULE 3
     GREEN  MOUNTAIN  POWER  CORPORATION
     Employee  Savings  and  Investment  Plan  and  Trust

     Schedule  G,  Part  III  -  Nonexempt  Transactions

     Year  ended  December  31,  2002

                           RELATIONSHIP OF                         EXPENSES               NET GAIN
                      PLAN EMPLOYER                         INCURRED     COST     CURRENT     OR (LOSS)
       IDENTITY OF     OR OTHER     DESCRIPTION OF     PURCHASE     SELLING     LEASE     WITH     OF     VALUE OF
                                                      ON EACH

  PARTY INVOLVED      PARTY-IN-INTEREST  TRANSACTION  PRICE  PRICE  RENTAL  TRANSACTION  ASSET  ASSET  TRANSACTION
--------------------  -----------------  -----------  -----  -----  ------  -----------  -----  -----  -----------
      None to report


     See  accompanying  notes  to  financial  statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board of Green Mountain Power Corporation, which administers the
Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GREEN  MOUNTAIN  POWER  CORPORATION
                              EMPLOYEE  SAVINGS  AND  INVESTMENT
                              PLAN  AND  TRUST

                              By:  /s/Robert  J.  Griffin
                                   ----------------------
                               Robert  J.  Griffin  Chairperson  of
                              The  Retirement  Board  of  Directors

June  29,  2004